FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company posted the following communication to its intranet site available to its employees on May 7, 2018.

2018 Annual Bonus Plan Frequently Asked Questions

How will the 2018 Annual Bonus Plan be funded in light of the pending acquisition?

If the deal closes in 2018, the annual bonus plan will be funded at 200% with no proration (other than with respect to new hires and mid-year changes to salary or bonus targets). That means if we close the deal in October, the bonus will be paid at the time of closing at 200%, without any adjustment for a shortened performance period, to each participant then in good standing. If that occurs, there will not be an additional annual bonus payout in Q1 2019.

Who is eligible to receive an annual bonus if the deal closes in 2018?

All employees who are eligible for an annual incentive bonus opportunity under the applicable terms and conditions of the annual bonus plan are eligible to receive a bonus if the deal closes in 2018. For more information on eligibility requirements, visit the appropriate annual bonus plan page (based on the grade level of your position) on HR Express Way.

What happens if the deal does not close in 2018?

If the deal does not close in 2018, the financial targets we initially set at the beginning of the year will be used to determine how the bonus is funded for a Q1 2019 payout, per our normal compensation planning process.

I am a new hire. Will I still receive a bonus?

Yes; however, your bonus will be prorated based on your date of hire.

If I leave the organization before the bonus is paid, will I still receive a bonus?

No. To be eligible to receive a bonus payout, employees must be employed at Express Scripts on the date the award is paid.

To learn more about the annual bonus plan, visit HR Express Way.

General Frequently Asked Questions

What benefits, PTO, bonuses, etc. does Cigna offer?

Employees may visit the Cigna website to learn more about Cigna. It’s too soon to know what benefits, PTO or bonuses Cigna may or may not offer after the transaction closes. Generally, for the purposes of PTO and certain other benefit plans, Cigna has agreed to give full credit to continuing employees for the years of continuous service recognized by Express Scripts prior to the closing of the transaction. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they are available.

Will there be a hiring freeze before the deal closes?

It’s too soon to discuss whether or not there might or might not be a hiring freeze between now and close of the transaction. We are committed to providing additional information as we move through the process and will keep you apprised of updates as they are available.

As an eviCore employee, I am curious about the way that Cigna can co-exist with eviCore and the business that eviCore does. eviCore has access to proprietary information with multiple health plans, competitors of Cigna. How could this be allowed? Is eviCore going to be a part of this merger?

Express Scripts and eviCore always have, and always will, protect the confidentiality and integrity of our clients’ data. This was true before the transaction, and will remain true following the transaction. We maintain, and will continue to maintain, a firewall to ensure that each of our client’s—including each of our health plan client’s—confidential information is only used to provide service to that client and its members. eviCore, as a subsidiary of Express Scripts Holding Company, is part of the proposed acquisition.

Will the acquisition include our subsidiaries such as ESI Canada, eviCore and myMatrixx?

Yes, the proposed acquisition includes all subsidiaries of Express Scripts Holding Company.

Equity Frequently Asked Questions

What happens to any shares that I own at close?

At the closing, any shares that you own, either from shares you purchased yourself on the open market, shares purchased through the Employee Stock Purchase Plan, vested RSUs, or vested and exercised stock options awarded from the company’s equity plan, will be converted automatically into (i) 0.2434 of a share of common stock of the newly formed Cigna entity and (ii) the right to receive $48.75 in cash, without interest. You will receive information closer to the closing about the process for the exchange.

What happens to my unvested RSUs at closing?

Any unvested RSUs that you have at time of closing will be converted into RSUs of the combined company with a value based upon the applicable existing RSU award and with the same terms and conditions, including vesting.

What happens to my unvested stock options or vested, but unexercised stock options at closing?

Any outstanding stock options that you have at time of closing will be converted into option awards of the combined company with a value based upon the applicable existing option award and with the same terms and conditions, including vesting and expiration.

What happens to my unvested converted equity awards if I am terminated after close?

In the event you experience a qualifying termination within two years from the date of the change in control, all such converted RSUs and options will automatically vest.

Please refer to your grant agreements which can be found on the Fidelity website.

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FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.